AMENDMENT NO. 1 TO
                                   FORM 8 - A

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

          FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES PURSUANT TO
               SECTION 12(b) or (g) OF THE SECURITIES ACT OF 1934

                             SONOCO PRODUCTS COMPANY
  -----------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)


          South Carolina                                 57-0248420
-----------------------------------         ------------------------------------
    (State of incorporation or              (I.R.S. Employer Identification No.)
           organization)

        Post Office Box 160
    Hartsville, South Carolina                             29551
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  (Address of principal executive                        (Zip Code)
             offices)

Securities to be registered pursuant to Section 12(b) of the Act:


 Title of each class                             Name of each exchange on which
 to be so registered                             each class is to be registered
 -------------------                             ------------------------------

Common Stock, No Par Value                       New York Stock Exchange


Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
--------------------------------------------------------------------------------
                                (Title of Class)




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Item 1.           Description of Registrant's Securities to be Registered

         The following summary description of the Company's Common Stock and Preferred Stock (as a class), in each case without par value (the "Common Stock" and "Preferred Stock," respectively), is qualified in its entirety by reference to the Company's Restated Articles of Incorporation (the "Restated Articles") and By-Laws.

         General

         The authorized capital stock of the Company consists of 150,000,000 shares of Common Stock and 30,000,000 shares of Preferred Stock.

         Common Stock

         Subject to prior rights of the holders of any series of Preferred Stock then outstanding and subject to any restrictions that may be imposed by any lender to the Company, holders of the Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor.

         In the event of liquidation, dissolution or winding-up of the Company, holders of Common Stock are entitled to receive the net assets of the Company remaining after payment of all liabilities and the liquidation preference of any outstanding Preferred Stock, in proportion to their respective share holdings.

         Subject to the rights of the holders of any series of Preferred Stock then outstanding and as otherwise noted below under "Other Provisions", all voting rights are vested in the holders of the shares of Common Stock, each share being entitled to one vote on all matters requiring shareholders' action and for election of Directors. Because the holders of the Common Stock do not have cumulative voting rights, the holders of a majority of the shares of Common Stock represented at a duly convened meeting of the Company's shareholders can elect all directors.

         Holders of the Common Stock do not have any preemptive rights to subscribe for or purchase any additional shares of capital stock issued by the Company. All of the outstanding shares of Common Stock are fully paid and nonassessable.

         Preferred Stock

         Pursuant to the Company's Restated Articles and the South Carolina Business Corporation Act of 1988, the Board of Directors of the Company has the authority, without further shareholders' action, to issue from time to time up to a maximum of 30,000,000 shares of Preferred Stock in one or more series. Preferred Stock of each series shall have the designations, voting powers, if any, preferences, limitations, and relative, participating, optional or other special rights as shall be stated and expressed in applicable articles of amendment to the Company's Restated Articles, filed by the Company with the Secretary of State of South Carolina, providing for the creation of such series, including: (i) the designation and the number of shares of the series;
         (ii) the dividend rate or amount (or method of calculation), the dividend periods, the dates on which dividends will be payable and whether such dividends will be cumulative or noncumulative and, if cumulative, the dates from which dividends will accumulate; (iii) any redemption or sinking fund provisions; (iv) liquidation amounts and preferences; (v) any rights of conversion or exchange; (vi) the voting rights, if any; and (vii) any other rights, limitations and preferences permitted to be determined by the Board of Directors under South Carolina law.

         All shares of each particular series of Preferred Stock rank equally and will be identical as to preferences, limitations and relative rights, except as to the date or dates from and after which dividends, if

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



         cumulative or partially cumulative, shall accumulate. All series of Preferred Stock will rank equally and are identical as to preferences, limitations and relative rights except insofar as, to the extent permitted by law, they may vary with respect to the matters which the Board of Directors is expressly authorized to determine in articles of amendment to the Restated Articles providing for the creation of any particular series of Preferred Stock, as summarized above.

         All shares of Preferred Stock rank senior and prior to the Common Stock in respect of the right to receive dividends and the right to receive payments out of the net assets of the Company upon any involuntary or voluntary liquidation, dissolution or winding up of the Company.

         All shares of Preferred Stock redeemed, purchased or otherwise acquired by the Company (including shares surrendered for conversion or exchange) will be cancelled and thereupon restored to the status of authorized but unissued shares of Preferred Stock undesignated as to series, and may be reissued by the Company.

         Preferred Stock of any series will, when issued against payment therefor, be fully paid and nonassessable. Holders of Preferred Stock will not have any preemptive rights to subscribe for or purchase any shares of capital stock or any other securities of the Company.

         Other Provisions; Anti-Takeover Matters

         The Restated Articles and By-laws of the Company contain a number of provisions which may be deemed to have the effect of discouraging or delaying attempts to gain control of the Company, including (i) classifying the Board of Directors into three classes, with each class to serve for three years with one class being elected annually, (ii) fixing the size of the Board between 9 and 15 members and authorizing the Directors to fill vacancies in the Board, (iii) providing that Directors may only be removed for cause and only by a vote of the holders of at least a majority of the outstanding shares then entitled to vote at an election for such Directors, and (iv) authorizing the Board of Directors, without further shareholder action, to issue shares of Common Stock and Preferred Stock, which could be used to create voting or other impediments.

         South Carolina law may have the effect of preventing or delaying an unfriendly acquisition of the Company or the acquisition of a large block of the Company's Common Stock. South Carolina law restricts business combinations, such as mergers, consolidations and asset purchases, where the business acquired was, or the assets belonged to, a public corporation, such as the Company, and where the acquiror became an "interested shareholder" of the public corporation before either the purchase resulting in such acquiror becoming an "interested shareholder" or the business combination received the prior approval of a majority of the "disinterested" members of the board of directors of the public corporation. In the context of this law, an "interested shareholder" is any person who directly or indirectly, alone or in concert with others, beneficially owns or controls 10% or more of the voting stock of the public corporation, and a "disinterested" board member is a person who is neither a present or former officer or employee of the corporation. South Carolina law prohibits business combinations with an unapproved "interested shareholder" for a period of two years after the date on which the person became an "interested shareholder" and requires that any business combination with an unapproved "interested shareholder" after such two year period be approved by a majority vote of outstanding shares held by persons other than the "interested shareholder" or meet certain requirements that other shareholders receive at least a specified price for their shares. South Carolina law does not apply to corporations whose articles of incorporation contain a provision electing not to be covered by the law. The Company's Restated Articles do not contain such a provision. An amendment of the Company's Restated Articles to that effect

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



         would permit a business combination with an "interested shareholder" even though that status was obtained prior to such an amendment.

         South Carolina law also contains provisions that, under certain circumstances, would preclude an acquiror of the shares of Common Stock of the Company that exceeds one of three voting thresholds (i.e., 20%, 331/3% or 50%) from having voting rights with respect to such shares unless a majority in interest of the "disinterested" shareholders of the corporation votes to accord voting power to such shares. South Carolina law provides further that, if provided by the articles of incorporation or bylaws prior to the occurrence of a control share acquisition, the subject corporation may elect not to have the control share provisions apply to it, or it may redeem the control shares if the acquiring person has not complied with certain procedural requirements (including the filing of an "acquiring person statement" with the corporation within 60 days after the control share acquisition) or if the control shares are not accorded full voting rights by the shareholders. The Company's Restated Articles and By-laws do not so provide and do not address the Company redeeming control shares in such circumstances.

Item 2.           Exhibits

         All exhibits required by Instructions II to Item 2 have been supplied to the New York Stock Exchange.

                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Amendment No. 1 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        SONOCO PRODUCTS COMPANY



Date:  December 30, 1998                   s/F. Trent Hill, Jr.
       -----------------                By:-------------------------------------
                                             F. Trent Hill, Jr.
                                             Principal Financial and Accounting
                                             Officer



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